40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-01474
(Stock Funds)
Branch 18

November 4, 2005




SEC MAIL
RECEIVED
PROCESSING
NOV 09 2005
WASH, D.C.
185
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Judge Motz Memoranda** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

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UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

November 3, 2005


RECEIVED
NOV 0 9 2005
SEC MAIL PROCESSING
WASH, D.C. 185 SECTION

Memo To Counsel Re: MDL 15863 - All Subtracks Except Janus
MDL 15864 - All Subtracks Except Strong and Artisan

Dear Counsel:

I am today issuing short follow-up memoranda in all of the subtracks assigned to me applying the rulings I made in my investor class and fund derivative opinions in the *Janus* subtrack. The following general instructions pertain to each of the memoranda I am issuing.

First, I request counsel in each subtrack to confer with one another and submit within thirty days proposed orders that implement my rulings (using as models the orders I entered in the *Janus* investor class and fund derivative cases).

Second, I note it appears to be that at least some of the groups of "Fund defendants" whose motions I am ruling on categorically may include trusts or other entities that hold assets belonging to shareholders of the funds. If so, the claims against those defendants should be dismissed for the reasons stated in my *Janus* class investor opinion. *See* 2005 U.S. Dist. LEXIS 18083 at * , n. 3. The proposed orders you submit should so reflect.

Third, any party who believes I have misapplied the rulings I made in the *Janus* subtrack to any particular claim or party in another subtrack may file a motion for reconsideration within thirty days. Any such motion should not ask me to reconsider a ruling I made in the *Janus* cases but only to reconsider the application of those rulings in another case.

Fourth, I have not ruled upon particularized arguments made by certain defendants, e.g., lack of personal jurisdiction or insufficiency of service, if it appeared to me that these arguments are mooted by other rulings I am making. Any party who has made such an argument and who does not believe the argument is mooted by my other rulings should so advise me within thirty days.

Fifth, I have enclosed a list of claims/issues I have expressly reserved for future decision. Please advise me within thirty days if you are aware of any other claims/issues remaining to be decided (that have not been mooted by my other rulings).

Sixth, now that these proceedings have progressed beyond the motion to dismiss stage when omnibus issues predominated, it is important that all documents relating to one of the lead cases be filed in that individual case as well as in the track in which the case has been placed. Judges Blake, Davis, and I contemplate that the electronic file and docket in each lead case will include the amended complaint, our letter or memoranda rulings on the motions to dismiss, the orders implementing these rulings, and all subsequent pleadings, motions, and other documents filed in the case. If you or members of your staff have any questions about how to make simultaneous electronic filings both in the lead case and the relevant individual track, please contact Claudia Gibson in our clerk's office.

Despite the informal nature of this ruling, it shall constitute an Order of Court, and the Clerk is directed to docket it accordingly.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

November 3, 2005

The following is a list of claims/issues that I have expressly reserved for future decision, all of which arise only in the investor class cases. As I stated in my general instructions letter, please advise me within thirty days if you are aware of any other claims/issues remaining to be decided (that have not been mooted by my other rulings).

Demayo v. Alger Small Portfolio, et al., Civil No. JFM-04-0876
Motion of the Independent Trustees

Pingitore v. Allianz Dresdner Asset Management of America L.P., et al., Civil No. JFM-04-1933
Motion of the Independent Trustees

Lepera v. INVESCO Group, Inc., et al., Civil No. JFM-04-0814
Motion of the AIM Defendants

Riggs v. Massachusetts Financial Services Company, et al., Civil No. JFM-04-1162
Motion of Theodore Sihpol

Robinson v. One Group International Equity Index Fund, et al., Civil No. JFM-04-0629
Motion of the Independent Trustees

Saunders v. Putnam American Gov't Income Fund, Civil No. JFM-04-0560
Motion of the Independent Trustees
Motion of the Marsh & McClellan Companies

Parthasarathy v. RS Investment Management, L.P., Civil No. JFM-04-3798
Motion of the Independent Trustees
Motion of Theodore Sihpol

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

November 3, 2005

Memo To Counsel Re: MDL-15864, INVESCO Subtrack;
Karlin v. Amvescap PLC, et al.
Civil No. JFM-04-819

Dear Counsel:

The purpose of this letter is to rule upon the pending motions to dismiss the **consolidated amended fund derivative complaint** in the *INVESCO* subtrack.

Claims other than the section 36(b) claim. Motions are granted for the same reasons stated in the fund derivative opinion I issued in the *Janus* subtrack

Section 36(b) claim. For the reasons stated in the fund derivative opinion I issued in the *Janus* subtrack, I find that plaintiffs have a cognizable claim under section 36(b) of the Investment Company Act.

Despite the informal nature of this letter, it should be flagged as an opinion and docketed as an order.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

November 3, 2005

Memo To Counsel Re: MDL-15864, INVESCO Subtrack;
Lepera v. INVESCO Group, Inc., et al.
Civil No. JFM-04-0814

Dear Counsel:

The purpose of this memorandum is to rule upon the motions to dismiss the **consolidated amended class action** complaint in the *INVESCO* subtrack.

Motion of the INVESCO defendants other than the AIM defendants. Granted in part and denied in part for the same reasons, and in the same respects, stated in the investor class opinion and order I issued in the *Janus* subtrack in connection with the claims against the Janus defendants. The ruling regarding the section 36(b) claim is subject to later determination as to whether the claim may be brought in the class action or only in the derivative fund action.[1]

Motion of the AIM defendants. Granted as to all claims that are being dismissed against the other INVESCO defendants; ruling deferred as to claims that are not being dismissed as to the other INVESCO defendants. I will rule upon the particularized defenses these defendants assert at a later date when my schedule permits.

Motion of the Fund Registrant defendants. Granted for the reasons stated in my *Janus* investor class opinion. 2005 U.S. Dist. LEXIS 18083 at *, n.3.

Motion of the Canary defendants. Ruling deferred because action is stayed as to these defendants.

Motion of the Bank of America and Bears, Stearns defendants. Granted in part and denied in part for the same reasons, and in the same respects, stated in the investor class opinion and order I issued in the *Janus* subtrack in connection with the claims against the Bank of America and Bear, Stearns defendants.

---

[1]It is my understanding that the Fund Registrant defendants are the only defendants covered by the ruling I made in footnote 3 of my *Janus* investor class opinion. I ask you to advise me if my understanding is incorrect.

Motion of STC and Grant D. Seeger. Granted in part and denied in part for the same reasons, and in the same respects, stated in the investor class opinion and order I issued in the *Janus* subtrack in connection with the claims against the Bank of America and Bear, Stearns defendants. Plaintiffs have made sufficient allegations from which it could be inferred that STC and Seeger engaged in manipulative acts to facilitate late trades.

Motions of Facilitator Broker, Clearing Broker, and Financing defendants other than the Bank of America and Bears, Stearns defendants, STC, and Grant D. Seeger. Granted, without leave to amend, for the same reasons stated in the investor class opinion and order I issued in the *Janus* subtrack in connection with the claims against the broker dealer defendants other than Bear, Stearns and Bank of America.[2]

Despite the informal nature of this letter, it should be flagged as an opinion and docketed as an order.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

[2]Defendants James Lewis, Kraig Kibble, and James Lin have filed motions to dismiss for lack of personal jurisdiction. Although I should, as a matter of logic, decide those motions before considering whether plaintiffs have stated a claim against Lewis, Kibble, and Lin, as a matter of efficiency, I am not not doing so because, for reasons stated by other defendants, even if Lewis, Kibble, and Lin are subject to personal jurisdiction, the claims against them must be dismissed.